EXHIBIT 3.7

18 November 2020

Confidential

1502372 Alberta Ltd.

L120, 2303-4 Street SW

Calgary, AB T2S 2S7

By: Email

Attention: Cameron Chell

Dear Cam,

Service Fee Increase and Discretionary Bonus

Draganfly Inc. (the “Company”) is pleased to inform you that the Compensation Committee has determined to increase the consideration for 1502372 Alberta Ltd.’s (the “Consultant”) services pursuant to the Independent Consultant Agreement dated October 1, 2019, between the Consultant and the Company (“Services Contract”).

Effective October 1, 2020, in exchange for the Services as described in the Services Contract, the Company will pay the Consultant a consulting fee amounting to USD$14,166.67 per month, amounting to USD$170,000 annually (“Fee Increase”). All fees will be paid on a monthly basis upon submission of an invoice until the conclusion of the term or termination of the services as defined by the Services Contract.

In addition to the increased consulting fee, the Consultant may be eligible for a services-based bonus in 2021, as determined by the Company (“Bonus”), at the sole discretion of the Company.

The following bonus target percentages will guide the Company’s Compensation Committee in determining an appropriate Bonus:

Financing / capital raise of at least CDN$7 million	30%
12 months burn rate in cash in bank	15%
Vital Intelligence Closing	15%
Signed revenue / contracts of CDN$7 million	30%
12 Month revenue run rate of CDN$10 million	10%

The Bonus is not compensation or consideration for services pursuant to the Services Contract, and the payment of the Bonus in any one or successive years shall not create an entitlement to a Bonus in any subsequent year. The Consultant and you agree that upon termination of the Services Contract, howsoever caused, the Bonus will not be included in calculating any payments under the Services Contract or common law, as damages or otherwise, and the Consultant and you will not be eligible for any pro rated or future payment of a Bonus.

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This letter agreement contains all of the understandings and representations between the Company, the Consultant, and you relating to the Fee Increase and Bonus, and supersedes all prior and contemporaneous understandings, discussions, agreements, representations and warranties, both written and oral, with respect to the Fee Increase and Bonus.

In the event of a conflict between this letter agreement and the Services Contract, this letter agreement will take precedence. All other terms of the Consultant’s services remain unchanged.

The contents of this letter and payment of the Fee Increase and Bonus is strictly confidential.

Please indicate the Consultant’s and your understanding of and agreement to the above terms by signing below and returning the signed letter to myself by November 24, 2020. If a signed copy of this letter is not returned by November 24, 2020, this offer will expire.

Sincerely,

Draganfly Inc.

By:	/s/ Scott Larson
Scott Larson
Director

ACKNOWLEDGEMENT AND AGREEMENT

1502372 Alberta Ltd. (the “Consultant”) and Mr. Cameron Chell have read and understand this letter and accept the terms of the increased services fee and discretionary bonus. The Consultant and Mr. Chell acknowledge that they have had a reasonable opportunity to obtain independent legal advice regarding this offer.

1502372 Alberta Ltd.

By:	/s/ Cameron Chell
Date	Signature of Cameron Chell

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